Contact

www.linkedin.com/in/william-brad-allen-881465b9 (LinkedIn)

Top Skills

Marketing Strategy
Product Development
Strategic Planning

Languages

English

Certifications

Pricing Analytics
Leadership Training
PCMI Cold Drink Development
PCMI Advanced Bottler Economics
Sales Management

Honors-Awards

2013 Best New Product (indigo Smokehouse Strips, indigo Triple Chews and indigo FRESH Oral Care Line) – Editor's Choice Award – Pet Product News

2013 Best New Product (indigo Branded Portfolio) – Pet Business Magazine

2013 Best New Product (indigo Branded Portfolio) – Pet Age

2012 Best New Product (Feline Lickety Stik) – Editor's Choice Award – Pet Product News

2012 Best New Product (Feline Lickety Stik) – Pet Business Magazine

Patents

Functional Design - indigo Fresh Floss Bone

Functional Design - indigo Triple Chew Long Lasting Chew

Dispensing device for medicine and supplements to dogs & cats

William (Brad) Allen

Passion for Innovation within the Pet Industry
Kansas City Metropolitan Area

Summary

Chief Growth Officer with extensive experience profitably growing multi-channel businesses in both established and transformational environments. Deep understanding of CPG and B2B businesses, and a broad knowledge of all aspects of sales, marketing, business development, product management and innovation with experience managing $5M to $500M P&L results. Highly analytical, data-driven strategic marketer with proven aptitude for integrating consumer insights, category trends, shopper marketing, and revenue management for competitive advantage. Energetic, strong leader known for building highly effective teams, successful collaboration with internal functions and field leadership, developing strategic customer partnerships, and establishing processes that improve execution with marketing and sales effectiveness.

Experience

Bow Wow Labs, Inc.

Vice President - Innovation & Product Development
April 2020 - Present (2 years 10 months)

Member of Leadership Team and Innovation and Product Development Team. Development of robust innovation pipeline of products to commercialize following the mission and values of Bow Wow Labs. Strategic direction leveraging Bow Wow Labs core product - Bow Wow Buddy - in developing consumable products that work in parallel with the Bow Wow Buddy, therefore optimizing the use of the Bow Wow Buddy.

Blue Indie

CEO & Founder
July 2015 - Present (7 years 7 months)
Kansas City, Missouri Area

Blue Indie Innovations, LLC is a full-service, B2B and B2C marketing innovation practice specializing in the global pet food industry and the unique marketing needs of pet food companies. We create marketing programs

Scraper Blade
Medical dispensing device for pets

strategically designed to drive sales, distribution and increase B2B and B2C brand equity. We have helped clients increase marketplace success in pet food verticals like proteins, grains, antioxidants, CBD, botanicals and extracts, premixes, novel proteins, insect proteins and other vital ingredients involved in the pet industry. We work very closely with several brands and co-manufacturers to build capabilities and drive product innovation into the pet industry. We are also thought leaders in new communication models like content marketing and B2B social media. We share these pet food industry insights on our blog as a resource for the pet food ingredient industry.

- Actualized disruptive results as an industry pioneer in product development and innovation & management leadership.
- Successful at driving innovation and effectively managing brands and products to generate long-term, sustainable revenue.
- Established purchasing, manufacturing, and packaging to bring over 10 different client's products to market; combined all company's annual sales are over $100M.
- Created a holistic marketing program which assembled the entire breadth of product offerings into one portfolio of brands. Aspects of the program included state of the art point-of-sale materials, creative packaging, and new designs. This new branded program produced a 35% sales increase in a mature business.
- All products either hold a trade secret or utility/design patent – 8 total issued patents and 9 patents pending.

Farmers Union Industries, LLC
Vice President of Sales and Marketing
June 2016 - April 2020 (3 years 11 months)
Greater Minneapolis-St. Paul Area

Farmers Union Industries (FUI) is a premier provider of specialized agricultural and pet products, providing superior value and services to our members and customers. As a key member of the leadership team, led the marketing, sales and innovation/new product development efforts for the diverse portfolio of products. Extensive knowledge in the Agriculture, Pet Industry, Human Food and Industrial markets.

- Built a new marketing team of 11, sales team of 11, and innovation/ regulatory team of 2 members, showing an immediate 30.7% increase in topline revenue, 32.4% increase in Gross Margins and 35.1% increase in Net Income.
- Understood the production process, quality and production capabilities and areas of opportunities for new product innovation. That comprehension

has yielded a robust pipeline of new products that will double the size of the company with new and differentiated products and services.

• Established relationships and collaborated with business & operations management, as well as other cross-functional corporate groups that resulted into an annual budgeting and marketing process that enabled and aligned the organization to better plan for growth and resources needed to support growth.

• Implemented strategies that ensured sales & customer service consistently met customer expectations that resulted in double-digit growth.

• Developed automated processes within B2B businesses for consumer purchase efficiency leading to reduced errors by 30%, improved efficiencies by 25%, and reduced customer complaints by 45%.

Riley's Premium Pet Products, LLC

Vice President Business Development

April 2016 - May 2016 (2 months)

Greater St. Louis Area

Worked with the CEO, Director of Sales, and Director of Marketing to ensure strategic objectives are met across all business units and market channels. Provided guidance on acquiring new business channels. Refined company brand positioning and messaging. Established pricing strategies and ensured gross margin alignment to support operational expenses & profitable financial return.

• Developed a new product line within a newly entered channel which improved margin by 15%.

• Restructured the existing and new packaging strategy yielding a 27% increase in Gross Margin dollars.

• Ensured optimization of brand and marketing messaging across channels & optimization of customer needs, which resulted in 25% increase in topline revenue.

• Utilized gap assortment analysis to identify gaps in market assortment in order to differentiate 5 newly developed products.

• Researched the competitive landscape and provided a network of intelligence to capitalize on industry trends.

Radio Systems Corp

Global Director - Strategic Business Unit

December 2010 - July 2015 (4 years 8 months)

Knoxville, Tennessee Area

As Global Director, responsible for $5.5M P&L and overall results of retail sales performance throughout multiple brands & channels.

1. Developed & executed channel strategies and initiatives, annual operating plan, customer growth plans, revenue management; leveraged consumer and category insights and established execution objectives by channel.
2, Led organizational charge to launch 10 new products into the market, the most out of all other business units, in record product timeframe of 11 months, and all products ultimately won industry awards.
3. Established brand new approach to product development & innovation that was modeled in all business units.
4. This process enabled the launch of 50+ new products into the market, yielding $25M+ annually.
5. Coached, mentored, and led staff of 7 direct reports which accessed quantitative/qualitative research that enabled the development of key consumer insights and to drive the overall growth strategy and positioning in the marketplace.

Three Dog Bakery
Vice President - General Manager
July 2009 - December 2010 (1 year 6 months)
Kansas City, Missouri Area

As Vice President - General Manager, accountable for the centralized P&L within the business segment and evolving new product development initiatives. Developed channel strategies, annual operating plans, customer growth plans, revenue management, consumer and category insights, and executed framework by channel.

- Leadership of regional/national accounts, leading sales team, and providing direction to strategic distribution partners.
- Executed over 40 new products & brand extensions representing 3 separate categories in 20 Pet Specialty Distribution partners and over 1,000 Pet Specialty store fronts.
- Directed the planning, implementation and sales execution of sales and marketing process. Developed the process and managed the marketing initiatives to ensure sales goals were achieved. 10.6% increase in sales volume. The process enabled the organization to map out how to go to market.

Key Companies & Associates
CMO
July 2007 - July 2009 (2 years 1 month)
Kansas City, Missouri Area

As Chief Marketing Officer led a conglomerate of diversified entrepreneurial businesses across the country. Launched new brands, and implemented best practice business procedures. Led revenue management, category management, and sales capability agenda.

- Launched several new businesses that generated over $10M in first year revenue; year two grew to $22M+ revenue.
- Senior Executive working with business consultants on customer alignment sales transformation and restructuring project, leading to improved customer management, share and margin growth, and enhanced ROI.

Mars Petcare
COO
May 2006 - June 2007 (1 year 2 months)
Kansas City, Missouri Area

Led the acquisition by Mars Petcare. Organized and executed the planning processes of the yearly annual operating plan, yielding strategic marketing plan. Managed relaunch and reformulation of the core product line. Advanced business results for the largest brand with revenues exceeding $135M.

- Relaunched Mars Petcare: Product development and reclamation of old product, etc.
- Launch of comprehensive consumer marketing program that repositioned the brand.
- Directed consumer market research to determine baseline brand perception and awareness levels. Evaluated results and determined target awareness levels and perception attribute standards. Strengthened advertising and public relations programs within the financial guidelines. Tripled consumer awareness and marketability. Formulated and implemented brand building strategy.

The Greenies Company
COO
December 2001 - May 2006 (4 years 6 months)
Kansas City, Missouri Area

Led the domestic and international strategic plan, annual marketing plan and sales initiatives; innovation pipeline, agency management, consumer insights, and international best practice exchange and innovative operational excellence.

- Cross-functional team management with 80% growth per quarter and gained over 45% share of the snack & treat market.
- Collaborated with clients, marketing team and management to define content and prioritize development strategy.

• Created a holistic marketing program which assembled the entire breadth of product offerings into one portfolio of brands. Aspects of the program included state of the art point-of-sale materials, creative packaging and new designs. This new branded program produced a 35% sales increase in a mature business.

Wilson Chapman - Marketing Firm

Executive Vice President

January 1998 - December 2001 (4 years)

Leawood, KS

Improved and executed best practices account management, creative services, marketing services, business development, production and traffic, and accounting/finance/HR processes and procedures. Lead company to actualize revenue growth of 32%, adjusted gross income to 151.9%, and improved overall profitability by 20.3%.

• Identified market share declines, consumer preference changes, compiled trend charts, conducted data analysis, created reports showing quarterly competitive analysis and brand performance, and updated management on competitive trends.

• Designed an innovative, strategic marketing planning process leading to a 76.7% increase in capitalized revenue.

• Re-engineered advertising agency into an integrated marketing/
brand development consultancy. Designed and implemented new brand development product that allowed consultancy to re-position themselves as a strategic partner and not a vendor. Client billings increased 200%.

• Initiated early warning process, “Brand Health” alerting senior management to declining core brand performances. Management able to make critical adjustments to marketing strategies and volume projections; targeted problem areas before became serious issues.

PepsiCo

Director of Marketing & Sales

December 1979 - November 1997 (18 years)

Purchase, NY

Responsible for key account management, marketing, and field sales for the second largest operating division in the U.S. Managed operations over $500M in revenue and responsible for media budget of $5M.

• Executed against major channel initiatives: 3,000+ pieces of refrigerated equipment placed, over 15,000 pieces of major point of purchase materials placed, and 500+ convenience & gas stores reset in a 3-month time frame.

- Led a team of professionals to convert 3 MLB facilities to Pepsi-Cola pouring rights – Cincinnati Reds, Chicago Cubs and Kansas City Royals.
- Improved management processes that aimed at making sales and marketing system a “world class” selling organization. 66.3% sales volume growth. Supermarket channel share grew 19.2 share points; per capita consumption increased +10.2%.
- Motivated and coached brand development team to effectively sell in sales and marketing operational system. 16.5% increase in overall volume. Execution growth; Ad index increased to a 136, which was a 30.7% increase. Average annual ad frequency was 34 weeks, a gain of 8 weeks of incremental activity.

Education

Xavier University

Bachelor of Science (B.S.), Marketing and Finance